

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Robert Spignesi
President and Chief Executive Officer
Rapid Micro Biosystems, Inc.
1001 Pawtucket Boulevard West, Suite 280
Lowell, MA 01854

> **Re: Rapid Micro Biosystems, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 10, 2021**
> **CIK No. 0001380106**

Dear Mr. Spignesi:

We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus summary
Our market, page 6

1. We note your revised disclosure on pages 7 and 95 that opportunities in adjacent markets and upstream/downstream workflow processes could increase your TAM by a combined $18 billion to $32 billion. Please revise to disclose whether these estimates are based on the study you commissioned from Health Advances LLC. If not, describe the basis for these estimates. Additionally, please expand your disclosure to describe how you are currently positioned to expand into adjacent markets and launch products addressing workflow processes not currently addressed by your Growth Direct MQC solution.

Robert Spignesi
Rapid Micro Biosystems, Inc.
June 22, 2021
Page 2

You may contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley C. Holmes